TEVA ENHANCES EXTENSIVE WOMEN’S HEALTH PORTFOLIO
WITH LAUNCH OF GENERIC LOMEDIA® 24 FE TABLETS

Jerusalem, May 29, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announces the launch of the generic equivalent of Lomedia® 24 Fe (norethindrone acetate and ethinyl estradiol tablets USP, 1 mg/20 mcg and ferrous fumarate tablets, 75 mg) as part of the extensive line of Women’s Health products. The product will be launched under the name Junel® Fe 24 (norethindrone acetate and ethinyl estradiol tablets USP and ferrous fumarate tablets) and is now available in the United States.

Teva recognizes that women’s needs change over time and the portfolio of Women’s Health products is positioned to support women through many stages of life. With the addition of Junel® Fe 24, Teva can offer women a comprehensive line of nearly 30 generic contraceptive products.

Lomedia® 24 Fe marketed by Amneal had annual sales of approximately $32 million in the United States, according to IMS data as of December 2014.

About Junel® Fe 24 Tablets
Junel® Fe 24 is indicated for the prevention of pregnancy in women who elect to use oral contraceptives as a method of contraception. Patients should be counseled that this product does not protect against HIV infection (AIDS) and other sexually transmitted diseases.

Important Safety Information
Cigarette smoking increases the risk of serious cardiovascular side effects from oral contraceptive use. This risk increases with age and with the extent of smoking (in epidemiologic studies, 15 or more cigarettes per day was associated with a significantly increased risk) and is quite marked in women over 35 years of age. Women who use oral contraceptives should be strongly advised not to smoke.

Oral contraceptives should not be used in women who currently have the following conditions: thrombophlebitis or thromboembolic disorders; a past history of deep vein thrombophlebitis or thromboembolic disorders; cerebrovascular or coronary artery disease (current or history); valvular heart disease with thrombogenic complications; severe hypertension; diabetes with vascular involvement; headaches with focal neurological symptoms; major surgery with prolonged immobilization; known or suspected carcinoma of the breast or personal history of breast cancer; carcinoma of the endometrium or other known or suspected estrogen-dependent neoplasia; undiagnosed abnormal genital bleeding; cholestatic jaundice of pregnancy or jaundice with prior pill use; hepatic adenomas or carcinomas, or active liver disease; known or suspected pregnancy; hypersensitivity to any component of this product.

An increased risk of the following serious adverse reactions has been associated with the use of oral contraceptives: thrombophlebitis; arterial thromboembolism; pulmonary embolism; myocardial infarction; cerebral hemorrhage; cerebral thrombosis; hypertension; gallbladder disease; and hepatic adenomas or benign liver tumors.

The most common adverse events reported by 2 to 6% of the 743 women using Junel Fe 24 were the following, in order of decreasing incidence: headache, vaginal candidiasis, upper respiratory infection, nausea, menstrual cramps, breast tenderness, sinusitis, vaginitis (bacterial), abnormal cervical smear, acne, urinary tract infection, mood swings, weight gain, vomiting, and metrorrhagia.

Please see accompanying Full Prescribing Information, including Boxed Warning.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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